51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2   Date of Material Change

March 5, 2019

Item 3   News Release

The news release dated March 5, 2019 was disseminated through CNW.

Item 4   Summary of Material Change

On March 5, 2019, the Company provided an update to its shareholders.

Item 5   Full Description of Material Change

5.1         Full Description of Material Change

The Company provided the following update to its shareholders, including a recap of the Company’s annual general meeting held December 14, 2018 at which the shareholders elected a new slate of directors to the Company’s board of directors (the ”Board”) - some re-elected, some new. The Board now has higher shareholder representation as well as a duly-elected nominee of our new investor/partner in Greater China.

Strategic Planning

Management and the Board have spent the past 60 days conducting an end-to-end analysis of the Company and its programs followed by comprehensive strategic planning to establish the Company’s direction and priorities for the next 24-36 months.

A recent Board meeting solidified the analysis and strategic plan. We have emerged from this process with clarity around our strategy that we are eager to communicate with shareholders and the broader marketplace.

The Company’s core message is this: The Company’s strategy drives the Company toward revenue and the Board’s objective of minimizing the need for capital and dilution until the Company is revenue generating.

Transition to Commercial Revenue

The Company’s focus on its transition to commercial revenue leads the Company to prioritize commercialization of the Company’s dermal injector (and consumables) as well as clinical development of the tendon and skin programs in Japan where the pathway to commercial launch is the shortest due to its unique regulatory framework for cell therapies.

The Company will also continue to support its partnership commitments to YOFOTO and Shiseido. With the progress YOFOTO has made in the past three months, the Company is encouraged YOFOTO will meet milestones in China in a timely way. With the clinical study of RCH-01 now successfully completed in Japan, the Company expects Shiseido to declare its near-term plans for RCH-01.

Three-Part Strategic Focus

The Board has endorsed a three-part strategy prioritizing the following programs:

1.	Initial market launch of the RCI-02 device and consumables in countries accepting CE mark regulatory designation for commercialization by mid-2020

2.	Clinical development of the skin and tendon products in China with YOFOTO launching 2019/2020

3.
Regulatory review by Japan’s PMDA (Pharmaceuticals and Medical Devices Agency) targeting approvals for the Company to launch the next-phase clinical trials of its tendon product (RCT-01) and skin product (RCS-01) in Japan in 2020 potentially leading to commercial launch upon completion

Secondary emphasis will be placed on the following initiatives:

•	Continued cell marker research at UBC (as funding permits)
•	Support of the UVic cell culture biomaterials study (grant funded)
•	Preparing for phase 2 studies of NBDS products in Europe (as funding permits)
•	Partnership discussions in Japan focused on our skin, tendon and dermal injector products
•	Distributor discussions in Europe focused on the dermal injector and consumables
•	Clarifying Shiseido’s plans for RCH-01 in Japan and Asia

Below is a brief synopsis of how the new strategic plan impacts Replicel’s programs:

RCI-02 and consumables – Replicel’s dermal injector and related consumables are now in the final stages of development and prototype manufacture. New European regulations have impacted the commercialization timelines. The Company anticipates commercial-grade prototypes will be available in late Q3/early Q4 with the timeline dependent on final part sourcing and design changes currently being finalized. This puts the Company on track for an anticipated CE mark approval and product launch next year. More details will be shared in another announcement shortly.

RCT-01 – Replicel’s cell therapy for the treatment of chronic tendon damage (Tendinopathy) has been the subject of a successful phase 1 trial. Replicel is now planning to execute next-phase clinical trials of RCT-01 in Japan where, subject to PMDA approvals, such a trial could launch early next year and be commercialized in Japan by late 2021/early 2022.

RCS-01 – Replicel’s cell therapy for the treatment of skin aging and sun damage has been the subject of a successful phase 1 trial. The Company is now planning to execute next-phase clinical trials of RCS-01 in Japan as soon as the Company can ensure the RCI-02 device and consumables are available in Japan for use in such a trial. Management is currently seeking clarity on this timeline and expects to announce it shortly.

RCH-01 – Replicel’s cell therapy for the treatment of Androgenic Alopecia has been the subject of a successful phase 1 trial in Europe and a clinical study now complete in Japan. Shiseido is expected to announce soon whether it will commercially launch the product in Japan or conduct further development and clinical testing. Replicel will not plan for a phase 2 clinical trial of this product until it has the RCI-02 injector commercially available to use in such a trial and it has clarity from Shiseido regarding its plans for the product in Japan.

Partnership with Shiseido – The disagreement regarding the status of the agreement between Shiseido and the Company remains unresolved but is not the subject of any litigation or arbitration.  The Company maintains the agreement remains intact and is communicating with Shiseido regarding its expectation of a release of data from the recently completed study of RCH-01 in Japan and clarity around Shiseido’s commercial plans for the product in Asia (the territory for the Shiseido license).

Partnership with YOFOTO – In the four months since completing the transaction with YOFOTO, good progress has been made in China in preparing for manufacture, technology transfer, and the regulatory review in China needed to launch clinical trials of the tendon and skin products in China.

Research and Development – The grant-funded research project aimed at manufacturing optimization being conducted at the University of Victoria continues on-track. The first stage of the research being conducted at the University of British Columbia has successfully completed (details to be announced shortly) and plans are being laid for the second stage. Further product and process development, aimed at manufacturing improvements, will be prioritized as funding permits.

5.2         Disclosure for Restructuring Transactions

N/A

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7   Omitted Information

None

Item 8   Executive Officer

Contact:             Lee Buckler, CEO and President
Telephone:        604.248.8693

Item 9   Date of Report

March 6, 2019

RepliCel CEO Provides 2019 Shareholder Update

With a new strategic plan, RepliCel prioritizes focus on commercial revenue

VANCOUVER, March 5, 2019 /CNW/ - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to provide an update to shareholders from its President and CEO, Mr. R. Lee Buckler.

Dear Shareholders,

I am pleased to be providing this much-anticipated 2019 update.

First, a quick recap of our Annual General Meeting held December 14, 2018 at which the shareholders elected a new slate of directors to RepliCel’s Board - some re-elected, some new. The Board now has higher shareholder representation as well as a duly-elected nominee of our new investor/partner in Greater China.

Strategic Planning

Management and the Board have spent the past 60 days conducting an end-to-end analysis of the Company and its programs followed by comprehensive strategic planning to establish the Company’s direction and priorities for the next 24-36 months.

A recent Board meeting solidified the analysis and strategic plan. We have emerged from this process with clarity around our strategy that we are eager to communicate with shareholders and the broader marketplace.

Our core message is this: RepliCel’s strategy drives the Company toward revenue and the Board’s objective of minimizing the need for capital and dilution until the Company is revenue generating.

Transition to Commercial Revenue

RepliCel’s focus on its transition to commercial revenue leads the Company to prioritize commercialization of the Company’s dermal injector (and consumables) as well as clinical development of the tendon and skin programs in Japan where the pathway to commercial launch is the shortest due to its unique regulatory framework for cell therapies.

RepliCel will also continue to support its partnership commitments to YOFOTO and Shiseido. With the progress YOFOTO has made in the past three months, RepliCel is encouraged YOFOTO will meet milestones in China in a timely way. With the clinical study of RCH-01 now successfully completed in Japan, RepliCel expects Shiseido to declare its near-term plans for RCH-01.

Three-Part Strategic Focus

RepliCel’s Board has endorsed a three-part strategy prioritizing the following programs:

1.	Initial market launch of the RCI-02 device and consumables in countries accepting CE mark regulatory designation for commercialization by mid-2020

2.	Clinical development of the skin and tendon products in China with YOFOTO launching 2019/2020

3.
Regulatory review by Japan’s PMDA (Pharmaceuticals and Medical Devices Agency) targeting approvals for RepliCel to launch the next-phase clinical trials of our tendon product (RCT-01) and skin product (RCS-01) in Japan in 2020 potentially leading to commercial launch upon completion

“The objective of our strategic planning process,” stated RepliCel’s Board Chairman, David Hall, “was to review the Company’s programs and identify ways to maximize shareholder value in a way which was minimally dilutive. We believe this will best be done by setting the Company on a path which prioritizes the pursuit of commercial revenue, allowing the Company to pursue its longer-term development projects when they can be financed through some combination of revenue, debt, and equity.”

Secondary emphasis will be placed on the following initiatives:

•	Continued cell marker research at UBC (as funding permits)
•	Support of the UVic cell culture biomaterials study (grant funded)
•	Preparing for phase 2 studies of NBDS products in Europe (as funding permits)
•	Partnership discussions in Japan focused on our skin, tendon and dermal injector products
•	Distributor discussions in Europe focused on the dermal injector and consumables
•	Clarifying Shiseido’s plans for RCH-01 in Japan and Asia

Below is a brief synopsis of how the new strategic plan impacts RepliCel’s programs:

RCI-02 and consumables – RepliCel’s dermal injector and related consumables are now in the final stages of development and prototype manufacture. New European regulations have impacted the commercialization timelines. The Company anticipates commercial-grade prototypes will be available in late Q3/early Q4 with the timeline dependent on final part sourcing and design changes currently being finalized. This put us on track for an anticipated CE mark approval and product launch next year. More details will be shared in another announcement shortly.

RCT-01 – RepliCel’s cell therapy for the treatment of chronic tendon damage (Tendinopathy) has been the subject of a successful phase 1 trial. RepliCel is now planning to execute next-phase clinical trials of RCT-01 in Japan where, subject to PMDA approvals, such a trial could launch early next year and be commercialized in Japan by late 2021/early 2022.

RCS-01 – RepliCel’s cell therapy for the treatment of skin aging and sun damage has been the subject of a successful phase 1 trial. RepliCel is now planning to execute next-phase clinical trials of RCS-01 in Japan as soon as the Company can ensure the RCI-02 device and consumables are available in Japan for use in such a trial. Management is currently seeking clarity on this timeline and expects to announce it shortly.

RCH-01 – RepliCel’s cell therapy for the treatment of Androgenic Alopecia has been the subject of a successful phase 1 trial in Europe and a clinical study now complete in Japan. Shiseido is expected to announce soon whether it will commercially launch the product in Japan or conduct further development and clinical testing. RepliCel will not plan for a phase 2 clinical trial of this product until it has the RCI-02 injector commercially available to use in such a trial and it has clarity from Shiseido regarding its plans for the product in Japan.

Partnership with Shiseido – The disagreement regarding the status of the agreement between Shiseido and RepliCel remains unresolved but is not the subject of any litigation or arbitration. RepliCel maintains the Agreement remains intact and is communicating with Shiseido regarding its expectation of a release of data from the recently completed study of RCH-01 in Japan and clarity around Shiseido’s commercial plans for the product in Asia (the territory for the Shiseido license).

Partnership with YOFOTO – In the four months since completing the transaction with YOFOTO, good progress has been made in China in preparing for manufacture, technology transfer, and the regulatory review in China needed to launch clinical trials of the tendon and skin products in China.

Research and Development – The grant-funded research project aimed at manufacturing optimization being conducted at the University of Victoria continues on-track. The first stage of the research being conducted at the University of British Columbia has successfully completed (details to be announced shortly) and plans are being laid for the second stage. Further product and process development, aimed at manufacturing improvements, will be prioritized as funding permits.

A series of announcements are planned to provide more detailed updates on each of our programs over the coming weeks.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company. RepliCel and Shiseido are currently co-developing the product in Japan. RepliCel maintains the rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being CE marked. Please visit www.replicel.com for additional information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding:

that the Company will launch its dermal injector (RCI-02) and the consumables in countries accepting the CE mark regulatory designation for commercialization by mid-2020; that the Company will launch clinical development of its NBDS products in China with YOFOTO in 2019/2020; that the Company will obtain approval to launch the next-phase clinical trials of its tendon product (RCI-01) and skin product (RCS-01) in Japan in 2020 and launch YOFOTO-sponsored trials in China; that the Company will continue its cell marker research at UBC; that the Company will prepare for phase 2 studies of NBDS products in Europe; that the Company will enter into partnership discussions (outside of greater China) for its RCI-01 device and cell therapy products; that the Company will clarify Shiseido’s plans for RCH-01 in Japan; that commercial grade prototypes of its dermal injector and related consumables will be available in late Q3 or early Q4; that the Company will obtain CE mark approval next year; that the Company will launch its next-phase clinical trials of RCS-01 in Japan as soon as the RCI-02 device and consumables are available in Japan; that the Company will receive clinical data from Shiseido; that the Company will transition from being a pre-revenue development company to generating commercial revenue; and that the Company will be able to minimize dilution and maximize shareholder value.

These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forwardlooking statements, including: risks related YOFOTO spending the required amounts on RepliCel’s programs and related infrastructure over the next 5 years in Greater China; risk related to YOFOTO paying $4.5M CDN in milestone payments and sales royalties; risks that the Company’s products may not perform as, or have the benefits, expected; risks that the Company’s products may not be accepted and adopted by the public; the risk that the Company will not obtain CE mark clearance for its injector device as anticipated or at all; the risk that there will be delays enrolling clinical trial participants or commencing any clinical or research programs as anticipated or at all; the risk that the Company will receive negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risk that the Company may not obtain any further data from Shiseido; risks associated with the Company obtaining all necessary regulatory approvals for its various programs; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control. Although the Company believes that the expectations reflected in the forwardlooking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forwardlooking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at http://www.sedar.com/.

For further information: Lee Buckler, CEO and President, 604-248-8693, info@replicel.com